GLOBAL corporate compliance

04010850

SUPPL

March 10, 2004

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Insider Trading Reports for David Aftergood and Richard DeVries

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

B Davis

Brenda Davis
Associate

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 22 2004 WASH., D.C. 155 SECTION

dlw 3/25

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4832

Insider Information by Issuer - View Results

2004-03-05 17:42 ET

Issuer name : **pacific lottery (Starts with)**
Date range : **January 1, 2004 - March 5, 2004**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Pacific Lottery Corporation

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Aftergood, David					
Insider Relationship: 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2003-09-05	Common Shares		5,448		
2003-09-05	Common Shares	Aftergood Inc.	0		
2004-01-22	Common Shares	Aftergood Trust	894,000		
2003-11-10	Options (Common Shares)		750,000		750,000

Insider Name: DeVries, Richard W.
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

Insider Name: DeVries, Richard Winston
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2003-09-19	Common Shares		19,500		
2004-02-24	Common Shares	Richard W. DeVries *Professional* Corporation	14,810,333		
2003-11-11	Options (Common Shares)		100,000		100,000

Insider Name: Genting International Management Services PTE Ltd.
Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider
Ceased to be Insider: Not Applicable

2003-04-08	Common Shares		18,000,000		

Insider Name: Laniuk, Dale
Insider Relationship: 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2003-09-19	Common Shares		4,288,431		
2003-06-09	Common Shares	Lee-Lan Holdings Ltd.	5,100		
2003-11-10	Options (Common Shares)		200,000		200,000

Insider Name: Lim, Kok Thay
Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2003-11-10	Options (Common Shares)		100,000		100,000

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities

Insider Name: Tan, Justin Wah Joo

Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer

Ceased to be Insider: Not Applicable

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2003-11-10	Options (Common Shares)		100,000		100,000

Insider Name: Wallis, Peter

Insider Relationship: 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer

Ceased to be Insider: Not Applicable

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
1997-04-30	Common Shares	Peter Wallis Consulting Limited	13,020		
2003-11-10	Options (Common Shares)		200,000		200,000

GLOBAL corporate compliance

March 10, 2004

SEC MAIL PROCESSING
RECEIVED
MAR 22 2004
WASH. D.C. 155 SECTION

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financials for the 6 months ended November 30,2003
2. Form 51-901F
3. News Release dated March 10, 2004

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

BDavis

Brenda Davis
Associate
encl.

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5084

GLOBEL
DIRECT

For Immediate Release
March 10, 2004

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Updates: Financing for Future Operations

CALGARY, Alberta, March 10, 2004 - Globel Direct, inc, said it expects to record a profit in the third quarter. This expectation is based on the results achieved through a gain on asset sales, the removal of several levels of debt through various negotiated arrangements and a continued focus on reducing operating costs. The final outstanding major balance sheet initiative is addressing the $2.8 million convertible debenture that has matured. To this end, the Company and the debenture holder have agreed to extend the current due date for the debenture until June 15, 2005.

As previously disclosed, the Company has been engaged in discussions with the holder of the debenture ranging from conversion to equity to re-issuing the instrument with new terms and conditions. It is possible however, that other concepts will be considered before a final outcome is determined. The extension of the debenture allows for these discussions to continue, and for the Company to focus on carrying on its day-to-day business activities in an unfettered manner.

Further, the Company has made progress towards obtaining a new credit facility that would retire its existing operating credit facility, and provide more ongoing operating capital at a lower cost.

Accomplishments to date include:

- Elimination of $1.6 million interest expensed in F2003;
- Elimination of $0.95 million in debt expensed in F2003;
- Reduction of $0.39 million in operating expenses incurred in the current fiscal year and F2003;
- Pre-tax gain on disposal of assets of $1.4 million;
- High interest debt repayment of approximately $235,000.

In addition, the Company has received a commitment to reduce a further $600,000 of debt over the next 24 months, at $25,000/month (subject to certain conditions).

"These accomplishments are an important step in improving Globel's credibility, enabling it to fully address new business opportunities and to further broaden our client base." said JR Richardson, President of Globel. "It is important to both potential clients and existing clients

that Globel demonstrate financial viability and a commitment to the future and we have acted to remove any uncertainty," he said. "With these activities behind us we can once again concentrate on our core operations. Our major creditors are on board, and we hope to return to expanding the use of both our current product lines and to develop new products with new partners."

In the meantime, Globel continues to make progress in strenthening and expanding its business and client base to create a firm foundation for the new-look company. Continued Mr. Richardson, "Our stated goal of re-establishing a profitable business model for Globel to be a significant and comprehensive supplier of document management services is becoming a simple reality; if, in fact, we are not already there. For the balance of this year we intend to leverage our recent accomplishments and formulate plans that allow us to realize the various opportunities that exist. Management believes these recent changes will enable the Company to capitalize on future opportunities."

FORWARD LOOKING STATEMENTS

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended May 31, 2002, filed with SEDAR, and subsequent public filings, and the discussion of risks and uncertainties set out in the MD&A for the six-month period ended November 30, 2003. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

About Globel Direct: *Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit* www.globel.com.

82-5084

GLOBEL
DIRECT

Globel Direct, Inc.

Quarterly Interim Report

Second Quarter ended November 30, 2003

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's second quarter ended November 30, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

Revenue

Revenue in the second quarter ended November 30, 2003 decreased by 24% to $3.9 million compared to $5.0 million in 2002. Year to date revenue has decreased to $7.3 million compared with $9.5 million for the same period in 2002. The Company's management has been focused on restructuring efforts during this reporting period, as opposed to growth strategies, resulting in reduced revenues. Globel's focus is to secure long-term, profitable, recurring revenue, moving away from adhoc activities, in order to achieve financial stability.

Expenses

Expenses during the second quarter of the current year were $3.8 million compared to $5.2 million in 2002, a decrease of 28%. Production expenses decreased to $2.5 million in 2003 from $3.2 million in 2002 yielding a gross margin of 35% as compared to 37% in 2002. Administration, selling and marketing expenses have also decreased in the second quarter to $1.3 million from $2.0 million in 2002.

Year to date expenses are $7.4 million compared to $10.3 million for 2002, a decrease of 28%. Production expenses year to date have decreased to $4.8 million from $6.4 million for the prior year, resulting in a year to date increase of gross margin to 34% from 33% a year earlier. Administration, selling and marketing expenses have decreased to $2.6 million from $4.0 million for the 6 months ended November 30, 2002, yielding an improvement over the prior year of 33%. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest, Amortization and other:

Interest expense for the second quarter of $0.25 million has remained consistent with the second quarter of 2002 of $0.25 million.
Amortization expense for the second quarter has decreased to $0.20 million for the quarter from $0.26 million for the prior year due to the Company's lower asset base resulting from it's declining balance method used to calculate amortization expense.

Year to date Interest expenses have increased only slightly to $0.52 million from $0.45 million for the same period in 2002.

Amortization expenses year to date have decreased to $0.4 million from $0.5 million for the same period from 2002.

During the second quarter, the Company realized non-operating gains of $0.26 million from forgiveness of debt agreements made with certain suppliers of Globel Direct, inc.

Income Taxes

Due to losses from operations, the Company has not recorded any tax effect for the six months ended November 30, 2003, comparable to the same period for 2002. As at May 31, 2003 the Company had non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's second quarter of $2.2 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.62 versus 0.76 from the fiscal year end. The decrease in working capital was primarily due to the Company's high cost of debt and operating losses for the year to date.

Globel Direct entered into a lending arrangement with Express Commercial Services (ECS) during its first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its second quarter, the amount currently owed to ECS was $1.2 million.

The Company successfully renegotiated one of its term loans, originally maturing in November of 2003. This loan now matures in October of 2004, with all other features of the loan remaining unchanged.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Subsequent events

Effective January 12, 2004, the Company sold certain assets of it's wholly owned subsidiary, Jones Direct Marketing Services Ltd, to an arms' length party in exchange for cash proceeds of $2 million plus a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. This sale included certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts. Globel Direct, inc will record a gain from this transaction of approximately $1.4 million less closing costs in its third quarter.

Proceeds from this sale of assets were used to reduce the Company's related accounts payable of $0.625 million, $0.7 million to pay down existing term loans, and $0.675 less closing costs to assist with current working capital requirements.

As part of the above transaction, the Company's convertible debenture holder has forgiven the $1.6 million bonus interest related to its $3.0 million convertible debenture, which was expensed in the fiscal year ended May 31, 2003. This will result in a non-operating gain in the Company's third quarter of $1.6 million, with the convertible debenture liability being reduced by the same amount.

Highlights of the above changes, assuming they had occurred as @ November 30, 2003 are as follows: (in millions)

	Nov 30/03	Changes	Adjusted Amounts
Current assets	$ 3.55	$0.67	$ 4.22
Other assets	3.08	(0.54)	2.54
Total assets	$ 6.63	$0.13	$ 6.76
Current liabilities	$11.42	$(2.88)	$ 8.54
Other liabilities	1.61	(0.05)	1.56
Total liabilities	$13.03	$(2.93)	$10.10
Shareholders Deficit	$ 6.40	$(3.06)	$ 3.34

Globel Direct is currently in negotiations with a current supplier, and has reached a verbal agreement to forgive approximately $1.0 million of the Company's existing liabilities with an additional $0.6 million of existing liabilities to be forgiven over the next two years. Documentation is currently underway to support this transaction, and the Company fully expects this transaction to be recorded in its third quarter.

Outlook

The Company's management continues to look for new avenues to further its restructuring and repositioning efforts throughout the balance of the fiscal year.

Q2 - 2004F

GLOBEL DIRECT, INC.

Consolidated Statement of Income

(unaudited)

	3 months ended November 30		6 months ended November 30	
	2003	**2002**	**2003**	**2002**
REVENUES				
Revenues from operations	$ **3,855,644**	$ 5,052,395	$ **7,328,175**	$ 9,517,639
EXPENSES				
Production	**2,495,788**	3,202,689	**4,808,605**	6,383,471
Administration	**1,006,278**	1,606,284	**2,075,401**	3,131,216
Selling & Marketing	**251,464**	430,117	**560,731**	830,069
Total expenses	**3,753,530**	5,239,090	**7,444,737**	10,344,756
Income (loss) from Operations	**102,114**	(186,695)	**(116,562)**	(827,117)
Non-operating losses (gains)	**(260,868)**	-	**(260,868)**	-
Bank charges & Interest expense	**253,614**	254,513	**517,159**	453,016
Amortization expenses	**203,122**	261,292	**405,690**	516,221
Earnings (loss) before taxes	**(93,754)**	(702,500)	**(778,543)**	(1,796,354)
Income taxes	-	-	-	-
Net earnings (loss)	$ **(93,754)**	$ (702,500)	$ **(778,543)**	$ (1,796,354)
(Deficit) retained earnings, beginning of year	$ **(12,098,921)**	$ (6,885,047)	$ **(11,414,132)**	$ (5,791,193)
Net loss	**(93,754)**	(702,500)	**(778,543)**	(1,796,354)
	-	-	-	-
Deficit, end of year	$ **(12,192,675)**	$ (7,587,547)	$ **(12,192,675)**	$ (7,587,547)
Earnings per share (note 4 c)	$ **(0.00)**	$ (0.04)	$ **(0.02)**	$ (0.11)

GLOBEL DIRECT, INC.

Consolidated Balance Sheets

(unaudited)

	Fiscal Period ended	
	November 30 2003	May 31 2003
ASSETS		
Current Assets		
Cash	$ 61,320	$ 163,211
Accounts Receivable	2,744,743	3,873,211
Inventory	214,081	246,733
Deposits and prepaid expenses	532,768	449,979
Total Current Assets	3,552,912	4,733,134
Capital assets	3,016,087	3,413,745
Investments at cost	64,471	24,471
Total Assets	$ 6,633,470	$ 8,171,350
LIABILITIES		
Current Liabilities		
Factor line of credit	$ 1,236,529	$ 1,125,966
Payables and accruals	3,790,897	4,036,574
Postage advances	658,894	1,046,504
Due to shareholder	45,000	45,000
Total current before long-term debt/debentures	5,731,320	6,254,044
Current portion of long-term debt	1,085,760	1,144,285
Convertible debentures	4,600,000	4,600,000
Total Current Liabilities	11,417,080	11,998,329
Due to affiliate	75,000	75,000
Long-term debt	1,539,036	1,715,892
Total Liabilities	$ 13,031,116	$ 13,789,221
SHAREHOLDERS' EQUITY		
Share capital	$ 5,732,115	$ 5,733,347
Contributed surplus	62,914	62,914
Retained earnings	(12,192,675)	(11,414,132)
Total Shareholders' Equity	$ (6,397,646)	$ (5,617,871)
Total Liabilities & Equity	$ 6,633,470	$ 8,171,350

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended November 30		6 months ended November 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net income (loss)	$ (93,754)	$ (702,500)	$ (778,543)	$ (1,796,354)
Items not affecting cash:				
Depreciation, amortization	203,122	261,292	405,690	516,221
Funds provided by (used in) operating activities	109,368	(441,208)	(372,853)	(1,280,133)
Changes in operating assets and liabilities:				
Accounts receivable	(412,585)	(38,171)	1,128,468	651,637
Prepaids and inventory	13,580	(420,907)	(50,137)	316,144
Accounts payable and accrued liabilities	(24,224)	1,368,422	(245,677)	(19,667)
Postage advances	(197,199)	(69,964)	(387,610)	237,654
Changes in operating assets and liabilities	(620,428)	839,380	445,044	1,185,768
Cash provided by (used in) operating activities	(511,060)	398,172	72,191	(94,365)
FINANCING ACTIVITIES				
Proceeds from factor line of credit, net	560,045	(271,389)	110,563	1,141,603
Repayment of bank indebtedness	-	(247,351)	-	(1,837,882)
Proceeds from long-term debt		292,891		831,667
Repayment of long-term debt	10,241	(69,434)	(235,381)	(160,185)
Issuance of common shares, net of issue costs	(1,232)	-	(1,232)	-
Cash provided by financing activities	569,054	(295,283)	(126,050)	(24,797)
INVESTING ACTIVITIES				
Purchase of property and equipment	(5,040)	(35,421)	(8,032)	(180,063)
GIC's securing letters of credit	(40,000)		(40,000)	
Cash used in investing activities	(45,040)	(35,421)	(48,032)	(180,063)
Decrease (increase in bank indebtedness)	12,954	67,468	(101,891)	(299,225)
Cash (bank indebtedness), beginning of period	48,366	34,244	163,211	400,937
Cash (bank indebtedness), end of period	$ 61,320	$ 101,712	$ 61,320	$ 101,712

Notes to Consolidated Financial Statements
For period of six months ended November 30, 2003 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's second quarter ended November 30, 2002:

	As reported	Change	Restated
Production expense	$5,551,804	$ 831,667	$ 6,383,471
Income tax recovery	$ (434,109)	$ 434,109	$ -
Net loss	$ (530,578)	$(1,265,776)	$(1,796,354)
Deficit, August 31, 2002	$(6,321,771)	$(1,265,776)	$(7,587,547)
Long-term debt	$ 596,400	$ 831,667	$ 1,428,067

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
      Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Share issue costs		$ 1,232
Balance, November 30, 2003	34,134,218	$5,732,115

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2002 – 16,945,766). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At November 30, 2003 the amount outstanding to ECS was $1,236,529.

6. Long Term Debt	Nov 30/03	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$290,000	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in October 2004 with the balance remaining payable at that time	$412,380	$438,184
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$11,220	$14,280

Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a payment of $40,000 on October 1, 2003	$215,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007	$1,261,196	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004	$50,000	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning June 2004 and maturing in May 2007, and is secured by the equipment	$385,000	$385,000
	$2,624,796	$2,860,177
Less: portion due within one year	1,085,760	1,144,285
	$1,539,036	$1,715,892

The term loans due in October 2004 and August 2004 are secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Related Party transactions

During the first six months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $157,919 to a company with common officers, directors and shareholders, of which $56,318 is included in accounts receivable.
b) Received cash advances during the six months ended Nov 30, 2003 totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at the end of the second quarter and are reflected in payables & accruals as a current liability.

8. Subsequent Events

a. Pursuant to an Asset Purchase Agreement, dated January 12, 2004, Globel Direct, inc completed a sale of certain assets of Jones Direct Marketing Services Ltd. to an arms length party, including certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, inc and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. Globel will record a gain on this sale of assets of approximately $1,452,328 less closing costs.

   Proceeds from the above mentioned sale of assets were used to reduce the Corporations current accounts payable by $625,000 and an additional $700,000 in payments to the Corporations term loan holders.

b. As a function of successful completion of the asset sale described in part a. above, the Corporation's holder of its $3,000,000 convertible debenture has forgiven the $1,600,000 bonus interest as previously expensed in fiscal year 2003. This amount will be reflected as a non-operating gain in the Corporations third quarter financial statements, and its convertible debenture liability will be reduced by this amount.

9. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Leslie R. Byle	- Chief Financial Officer

82-5084

FORM 51-901F

Quarterly Report

Incorporated as part of: __________ Schedule A

___X_____Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	November 30, 2003
DATE OF REPORT:	January 29, 2004
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

R. David Webster	"R. David Webster"	January 29, 2004
NAME OF DIRECTOR		DATED
Daryl H. Gilbert	"Daryl Gilbert"	January 29, 2004
NAME OF DIRECTOR		DATED

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of six months ended November 30, 2003 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's second quarter ended November 30, 2002:

	As reported	Change	Restated
Production expense	$5,551,804	$ 831,667	$ 6,383,471
Income tax recovery	$ (434,109)	$ 434,109	$ -
Net loss	$ (530,578)	$(1,265,776)	$(1,796,354)
Deficit, August 31, 2002	$(6,321,771)	$(1,265,776)	$(7,587,547)
Long-term debt	$ 596,400	$ 831,667	$ 1,428,067

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares

Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Share issue costs		$ 1,232
Balance, November 30, 2003	34,134,218	$5,732,115

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2002 – 16,945,766). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At November 30, 2003 the amount outstanding to ECS was $1,236,529.

6. Long Term Debt	Nov 30/03	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$290,000	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in October 2004 with the balance remaining payable at that time	$412,380	$438,184
Term loan, repayable in monthly principal		

installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$11,220	$14,280
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a payment of $40,000 on October 1, 2003	$215,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007	$1,261,196	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004	$50,000	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning June 2004 and maturing in May 2007, and is secured by the equipment	$385,000	$385,000
	$2,624,796	$2,860,177
Less: portion due within one year	1,085,760	1,144,285
	$1,539,036	$1,715,892

The term loans due in October 2004 and August 2004 are secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Related Party transactions

During the first six months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $157,919 to a company with common officers, directors and

shareholders, of which $56,318 is included in accounts receivable.

b) Received cash advances during the six months ended Nov 30, 2003 totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at the end of the second quarter and are reflected in payables & accruals as a current liability.

8. Subsequent Events

a. Pursuant to an Asset Purchase Agreement, dated January 12, 2004, Globel Direct, inc completed a sale of certain assets of Jones Direct Marketing Services Ltd. to an arms length party, including certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, inc and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. Globel will record a gain on this sale of assets of approximately $1,452,328 less closing costs.

   Proceeds from the above mentioned sale of assets were used to reduce the Corporations current accounts payable by $625,000 and an additional $700,000 in payments to the Corporations term loan holders.

b. As a function of successful completion of the asset sale described in part a. above, the Corporation's holder of its $3,000,000 convertible debenture has forgiven the $1,600,000 bonus interest as previously expensed in fiscal year 2003. This amount will be reflected as a non-operating gain in the Corporations third quarter financial statements, and its convertible debenture liability will be reduced by this amount.

9. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Leslie R. Byle	- Chief Financial Officer

Schedule C

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's second quarter ended November 30, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

Revenue

Revenue in the second quarter ended November 30, 2003 decreased by 24% to $3.9 million compared to $5.0 million in 2002. Year to date revenue has decreased to $7.3 million compared with $9.5 million for the same period in 2002. The Company's management has been focused on restructuring efforts during this reporting period, as opposed to growth strategies, resulting in reduced revenues. Globel's focus is to secure long-term, profitable, recurring revenue, moving away from adhoc activities, in order to achieve financial stability.

Expenses

Expenses during the second quarter of the current year were $3.8 million compared to $5.2 million in 2002, a decrease of 28%. Production expenses decreased to $2.5 million in 2003 from $3.2 million in 2002 yielding a gross margin of 35% as compared to 37% in 2002. Administration, selling and marketing expenses have also decreased in the second quarter to $1.3 million from $2.0 million in 2002.

Year to date expenses are $7.4 million compared to $10.3 million for 2002, a decrease of 28%. Production expenses year to date have decreased to $4.8 million from $6.4 million for the prior year, resulting in a year to date increase of gross margin to 34% from 33% a year earlier. Administration, selling and marketing expenses have decreased to $2.6 million from $4.0 million for the 6 months ended November 30, 2002, yielding an improvement over the prior year of 33%. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest, Amortization and other:

Interest expense for the second quarter of $0.25 million has remained consistent with the second quarter of 2002 of $0.25 million.
Amortization expense for the second quarter has decreased to $0.20 million for the quarter from $0.26 million for the prior year due to the Company's lower asset base resulting from it's declining balance method used to calculate amortization expense.

Year to date Interest expenses have increased only slightly to $0.52 million from $0.45 million for the same period in 2002.

Amortization expenses year to date have decreased to $0.4 million from $0.5 million for the same period from 2002.

During the second quarter, the Company realized non-operating gains of $0.26 million from forgiveness of debt agreements made with certain suppliers of Globel Direct, inc.

Income Taxes

Due to losses from operations, the Company has not recorded any tax effect for the six months ended November 30, 2003, comparable to the same period for 2002. As at May 31, 2003 the Company had non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's second quarter of $2.2 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.62 versus 0.76 from the fiscal year end. The decrease in working capital was primarily due to the Company's high cost of debt and operating losses for the year to date.

Globel Direct entered into a lending arrangement with Express Commercial Services (ECS) during its first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its second quarter, the amount currently owed to ECS was $1.2 million.

The Company successfully renegotiated one of its term loans, originally maturing in November of 2003. This loan now matures in October of 2004, with all other features of the loan remaining unchanged.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Subsequent events

Effective January 12, 2004, the Company sold certain assets of it's wholly owned subsidiary, Jones Direct Marketing Services Ltd, to an arms' length party in exchange for cash proceeds of $2 million plus a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. This sale included certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts. Globel Direct, inc will record a gain from this transaction of approximately $1.4 million less closing costs in its third quarter.

Proceeds from this sale of assets were used to reduce the Company's related accounts payable of $0.625 million, $0.7 million to pay down existing term loans, and $0.675 less closing costs to assist with current working capital requirements.

As part of the above transaction, the Company's convertible debenture holder has forgiven the $1.6 million bonus interest related to its $3.0 million convertible debenture, which was expensed in the fiscal year ended May 31, 2003. This will result in a non-operating gain in the Company's third quarter of $1.6 million, with the convertible debenture liability being reduced by the same amount.

Highlights of the above changes, assuming they had occurred as @ November 30, 2003 are as follows: (in millions)

	Nov 30/03	Changes	Adjusted Amounts
Current assets	$ 3.55	$0.67	$ 4.22
Other assets	3.08	(0.54)	2.54
Total assets	$ 6.63	$0.13	$ 6.76
Current liabilities	$11.42	$(2.88)	$ 8.54
Other liabilities	1.61	(0.05)	1.56
Total liabilities	$13.03	$(2.93)	$10.10
Shareholders Deficit	$ 6.40	$(3.06)	$ 3.34

Globel Direct is currently in negotiations with a current supplier, and has reached a verbal agreement to forgive approximately $1.0 million of the Company's existing liabilities with an additional $0.6 million of existing liabilities to be forgiven over the next two years. Documentation is currently underway to support this transaction, and the Company fully expects this transaction to be recorded in its third quarter.

Outlook

The Company's management continues to look for new avenues to further its restructuring and repositioning efforts throughout the balance of the fiscal year.